UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100

Santa Fe Cuajimalpa

Delegación Cuajimalpa

05348 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

We have prepared this report to provide our investors with our audited consolidated statements of financial position as of December 31, 2012 and 2011, and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2012 and 2011 (our “annual consolidated financial statements”). Our annual consolidated financial statements as of and for the year ended December 31, 2012 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The annual consolidated financial statements as of and for the year ended December 31, 2011 were prepared in accordance with IFRS, but they differ from the information previously published for 2011 because they were originally presented in accordance with Mexican FRS. These annual consolidated financial statements supplement our previously issued and audited IFRS consolidated financial statements as of the same date and for the same periods.

Our annual consolidated financial statements included in this Form 6-K differ from those included in our annual report on Form 20-F (No. 001-12260), filed with the SEC on March 15, 2013, only because these statements include the information required under Rule 3-10 of Regulation S-X in relation to guarantors that we expect to add in any amendment to our Registration Statement on Form F-3. Our previously issued and audited IFRS consolidated financial statements included in our annual report on Form 20-F did not contain any errors.

Exhibit Number	Exhibit Description

23.1	Consent of Mancera, S.C.

99.1	Annual Consolidated Financial Statements as of December 31, 2012 and 2011, and January 1, 2011 and for the years ended December 31, 2012 and 2011

We hereby designate this report on Form 6-K as being incorporated by reference into our Registration Statement on Form F-3 (No. 333-187275) filed with the SEC on March 15, 2013, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez
Chief Financial Officer

Date: November 8, 2013